Exhibit 8.1

List of Subsidiaries of the Registrant

Name	Subsidiaries	Place of Incorporation
Hexindai Hong Kong Limited	100%	Hong Kong
Hexin Asia Investment Limited	100%	British Virgin Islands
Hexin China Investment Limited	100%	British Virgin Islands
UK Holding Limited	100%	Cayman Islands
Hexin Investment Private Limited	100%	Singapore
Tianjin Haohongyuan Technology Co., Ltd.	100%	People’s Republic of China
Beijing Hexin Yongheng Technology Development Co., Ltd.	100%	People’s Republic of China
Beijing Hexin Jiuding Technology Co., Ltd.	VIE of Hexin Yongheng	People’s Republic of China
Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (formerly known as Wusu Hexin Internet Small Loan Co., Ltd.)	VIE of Hexin Yongheng and wholly-owned subsidiary of Hexin E-Commerce	People’s Republic of China
Hexin Digital Technology Co., Ltd.	VIE of Hexin Yongheng	People’s Republic of China